Item 4. English translation of a notice sent to Bolsa y Mercados Argentinos S.A. regarding the List of the Company’s authorities dated May 14, 2018.
BUENOS AIRES, May 14, 2018

Comisión Nacional de Valores

Notice: CPSA-GG-N-0212/18-AL
Subject: List of Corporate Bodies

Ladies and gentlemen,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) to submit the updated list of the Company’s authorities.

1) Members of the Board of Directors:

Name	Position	Term of office expiration	Character
Osvaldo Arturo Reca	Chairman	12/31/2018	Non-independent
Miguel Dodero	Director	12/31/2018	Independent
Oscar Gosio	Director	12/31/2018	Independent
Juan José Salas	Director	12/31/2018	Independent
Diego Petracchi	Director	12/31/2018	Independent
Tomás Peres	Director	12/31/2018	Non-independent
Tomás White	Director	12/31/2018	Independent
Jorge Rauber	Vice-Chairman	12/31/2018	Non-independent
Cristian López Saubidet	Director	12/31/2018	Independent
Jorge Eduardo Villegas	Director	12/31/2018	Independent
Liliana Murisi	Director	12/31/2018	Independent
Marcelo Atilio Suva	Deputy director	12/31/2018	Non-independent
Justo Saenz	Deputy director	12/31/2018	Non-independent
Adrián Salvatore	Deputy director	12/31/2018	Non-independent
Javier Torre	Deputy director	12/31/2018	Non-independent
Rubén Omar López	Deputy director	12/31/2018	Non-independent
Mauricio Guillani	Deputy director	12/31/2018	Independent
Gonzalo Ballester	Deputy director	12/31/2018	Independent
VACANT	Deputy director	-	-
Juan Pablo Gauna Otero	Deputy director	12/31/2018	Independent
Federico Cerdeiro	Deputy director	12/31/2018	Independent
Pablo Javier Vega	Deputy director	12/31/2018	Independent

Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099

Item 4. English translation of a notice sent to Bolsa y Mercados Argentinos S.A. regarding the List of the Company’s authorities dated May 14, 2018.

2) Members of the Supervisory Committee:

Name	Position	Term of office expiration	Character
Eduardo Erosa	Statutory auditor	12/31/2018	Independent
César Halladjian	Statutory auditor	12/31/2018	Independent
Juan Nicholson	Statutory auditor	12/31/2018	Independent
Ricardo Erosa	Deputy statutory auditor	12/31/2018	Independent
Carlos Zlotnizky	Deputy statutory auditor	12/31/2018	Independent
Lucas Nicholson	Deputy statutory auditor	12/31/2018	Independent

3) Members of the Audit Committee:

Name	Position	Term of office expiration	Character
Miguel Dodero	Member	12/31/2018	Independent
Oscar Gosio	Member	12/31/2018	Independent
Tomás White	Member	12/31/2018	Independent
Juan José Salas	Deputy member	12/31/2018	Independent
Diego Petracchi	Deputy member	12/31/2018	Independent

4) External auditors:

Germán Cantalupi (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 248, Page 60): Certifying Accountant.
Ezequiel Calciati (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 163, Page 233): Deputy Certifying Accountant.
Estudio Pistrelli, Henry Martin & Asociados S.R.L.

Yours sincerely, Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099